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                                                                    EXHIBIT 23.3

                                                        [LETTERHEAD OF INFOTECH]


MEMO TO: Ted Fundoukos, Prudential Securities
Via FAX: 1.310.586.0575 VOX 1.310.586.0599
FROM: Julie B. Schwerin, InfoTech

We understand and approve of the use of InfoTech data as delivered in documents exchanged between out two firms during the last two months in a prospectus offering on behalf of your client. We understand that the data will be included in the prospectus providing that the following stipulations are met:

1. Please note that the client and Prudential Securities are responsible for the accurate application of InfoTech time-series data and the attachment of InfoTech data to its source and copyright in any subsequent publication. No other party is authorized to reprint in part or in total.

2. InfoTech time-series data delivered to clients may not be incorporated into a document sold or underwritten for its content value directly except under fair use as provided in copyright law.

3. To ensure the accuracy of information in fast-changing times, InfoTech time-series data may not be introduced into a publication more than 18 months after release by InfoTech.

Please rely on us for any additional clarification with regard to the application or interpretation of InfoTech time-series data in valuing business properties. We appreciate the opportunity to be of service and wish you every success.


                                                /s/ Julie B. Schwerin